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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 6th St., Suite 1790
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-338-6065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP, Lindell, John
(Name – *if individual, state last, first, middle name*)

225 S. 6th St., Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2016

AETHLON CAPITAL, LLC

TABLE OF CONTENTS
As of December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Aethlon Capital, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aethlon Capital, LLC as of December 31, 2016. The statement of financial condition is the responsibility of Aethlon Capital, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Aethlon Capital, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 9, 2017

AETHLON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

MARKETABLE SECURITIES	$	160,581
PREPAID EXPENSES		1,540
PROPERTY AND EQUIPMENT, NET		7,953
TRADEMARK		800
TOTAL ASSETS	$	170,874

LIABILITIES AND MEMBERS' EQUITY

CHECKS WRITTEN IN EXCESS OF CASH IN BANK	$	2,163
LINE OF CREDIT		58,867
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		7,794
TENANT ALLOWANCE		689
TOTAL LIABILITIES		69,513
MEMBERS' EQUITY		101,361
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	170,874

See accompanying notes to statement of financial condition.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverage's are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income (expense) on the statement of operations.

Property and Equipment, Net

Property and equipment consists of computer equipment, furniture, website and leasehold improvements and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Income Taxes

The Company is not a taxpaying entity for federal and state purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU Nos. 2014-09 and 2015-14 will have on its results of operations, financial condition and cash flows.

During February 2016, the FASB issued ASU No. 2016-02 "Leases." ASU No. 2016-02 requires that leases are recorded as a right-of-use asset on the statement of financial condition along with a lease liability for both capital and operating leases. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2016, the Company had net capital of $44,669 which was $39,669 in excess of its required net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. The Company's net capital ratio was 1.56 to 1 as of December 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2016:

Equipment and Furniture	$	53,389
Website		22,100
Leasehold Improvements		1,749
Total		77,238
Less: Accumulated Depreciation and Amortization		(69,285)
	$	7,953

NOTE 4 - Line of Credit - Bank

The Company has a $90,000 line of credit agreement with a bank. The line of credit is due on demand, matures in November 2017 and is collateralized by the general business assets of the Company and guaranteed by the majority member. Interest is payable monthly at the prime rate plus 1.0 (4.75% as of December 31, 2016). There was $58,867 outstanding on the line of credit as of December 31, 2016.

NOTE 5 - Operating Leases

The Company has a non-cancelable operating lease for office space. The lease expires December 2018 and requires monthly base rents increasing from $2,140 to $2,482 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses.

The Company also leases a vehicle under a lease that expires December 2017. The monthly lease payment is $549.

Future minimum rental commitments are as follows for the years ending December 31:

2017	$ 35,856
2018	29,784
	$ 65,640

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events occurring through February 9, 2017, the date that the statement of financial condition was available to be issued, for events requiring recording or disclosure in the Company's statement of financial condition.